                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                            RSL Communications, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Class A common shares, par value $0.00457 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G77024 10 2
                 -----------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /  Rule 13d-1(b)
      / /  Rule 13d-1(c)
      /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                        13G                          Page 2 of 5
Cusip No. G77024 10 2

    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Gustavo A. Cisneros


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  / /

                                                                      (b)  / /

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Venezuela

                                          5    SOLE VOTING POWER

              NUMBER OF                        454

               SHARES                     6    SHARED VOTING POWER

             BENEFICIALLY                      1,408,629

              OWNED BY                    7    SOLE DISPOSITIVE POWER

                EACH                           454

              REPORTING                   8    SHARED DISPOSITIVE POWER

               PERSON                          1,408,629

                WITH


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH Reporting person

           1,409,083

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                       / /

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%

   12      TYPE OF Reporting person*

           IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1.

         (a)      Name of Issuer:

                  RSL Communications, Ltd.

         (b)      Address of Issuer's Principal Executive Offices:

                  Clarendon House
                  Church Street
                  Hamilton, HM CX Bermuda

                  The Issuer also maintains Executive Offices at:

                  767 Fifth Avenue, Suite 4300
                  New York, New York  10153

Item 2.

         (a)      Name of Person Filing:

                  This Schedule 13G/A is being filed with respect to shares of Class A Common Stock (defined below) of the Issuer which are beneficially owned by Gustavo Cisneros.

         (b)      Address of Principal Business Office or, if none, Residence:

                  The address for the reporting person is:

                  Highgate Properties, Inc.
                  36 East 61st Street
                  New York, New York  10021

         (c)      Citizenship:

                  Venezuela

         (d)      Title of Class of Securities:

                  Class A common shares, par value $0.00457 per share (the "Class A Common Stock")

         (e)      CUSIP Number.

                  G77024 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         (a)      / /      Broker or dealer registered under Section 15 of the
                           Act.
         (b)      / /      Bank as defined in Section 3(a)(6) of the Act.
         (c)      / /      Insurance company as defined in Section 3(a)(19) of
                           the Act.
         (d)      / /      Investment company registered under Section 8 of the
                           Investment Company Act.


                                  Page 3 of 5
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         (e)      / /      Investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E).

         (f)      / /      Employee benefit plan or endowment fund in accordance
                           with Rule 13d-1(b)(1)(ii)(F).

         (g)      / /      Parent holding company in accordance with Rule
                           13d-1(b)(1)(ii)(G).

         (h)      / /      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act.

         (i)      / /      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j)      / /      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box / /.

         Not applicable. This statement is filed pursuant to Rule 13d-1(d).

Item 4.           Ownership

         (a)      Amount Beneficially Owned:  1,409,083

                  Consists of 1,408,629 shares of Class A Common Stock and an additional 454 shares of Class A Common Stock issuable upon the exercise of an option to purchase 454 shares of Class A Common Stock.

                  The 1,408,629 shares of Class A Common Stock are owned by Coral Gate Investments Ltd., an investment business company organized under the laws of the British Virgin Islands, which is beneficially owned by the reporting person and his brother. The reporting person disclaims beneficial ownership of some of such shares and accordingly, the reporting person declares that the filing of this statement shall not be construed as an admission that the reporting person is, for the purposes of
                  Section 13(d) or 13(g) of the Act, the beneficial owner of some of such shares.

          (b)     Percent of Class: 5.3%

                  As of December 31, 1998, the Issuer had outstanding 26,520,747 shares of Class A Common Stock. The amount beneficially owned by the reporting person represents 5.3% of the outstanding shares of Class A Common Stock assuming that the reporting person exercises his option to purchase 454 shares of Class A Common Stock.

         (c)      Number of shares as to which such person has

                  (i)      sole power to vote or to direct the vote:                          454

                  (ii)     shared power to vote or to direct the vote:                  1,408,629

                  (iii)    sole power to dispose or to direct the disposition of:             454

                  (iv)     shared power to dispose or to direct the disposition of:     1,408,629


                                  Page 4 of 5
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Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 1999                               By  /s/ Gustavo A. Cisneros
                                                         -----------------------
                                                           Gustavo A. Cisneros

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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